MACQUARIE WEALTH ADVISERS, LLC

(formerly, Central Park Advisers, LLC)

660 Fifth Avenue

New York, New York 10103

August 14, 2026

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Filing for the following

investment companies (each, a “Fund” and, collectively, the “Funds”):

CPG Carlyle Commitments Fund, LLC (SEC File No. 811-22763)

CPG Carlyle Commitments Master Fund, LLC (SEC File No. 811-22764)

Macquarie Focused Access Fund, LLC (formerly, CPG Focused Access Fund, LLC) (SEC File No. 811-23355)

CPG Vintage Access Fund, LLC (SEC File No. 811-23258)

CPG Vintage Access Fund II, LLC (SEC File No. 811-23354)

CPG Vintage Access Fund III, LLC (SEC File No. 811-23452)

CPG Vintage Access Fund IV, LLC (SEC File No. 811-23610)

CPG Vintage Access Fund V, LLC (SEC File No. 811-23726)

CPG Vintage Access Fund VI, LLC (SEC File No. 811-23835)

CPG Vintage Access Fund VII, LLC (SEC File No. 811-23931)

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to the Funds:

1.         A copy of a joint Investment Company Bond issued by Chubb Federal Insurance Company (the “Bond”), which lists the Funds as insureds, as Exhibit 99-1.

2.         A certificate of each Fund's Principal Executive Officer attesting to the authenticity and accuracy of resolutions adopted by the members of the Funds' Boards of Directors (including those members who are not "interested persons," as defined in the 1940 Act, of the Funds) which authorize the purchase of a joint bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act, as Exhibit 99-2.

3.         The Bond premium has been paid for the coverage period from July 9, 2026 to July 9, 2027, and the Bond is written for a $7,000,000 limit of liability. Had each Fund not been named as an insured under the Bond, each of the Funds would have provided and maintained a separate bond in an amount at least equal to the amount listed in Schedule A, attached hereto.

4.         A copy of the agreement between the Funds and all of the other named insureds relating to the Bond entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 99-3.

Very truly yours,

MACQUARIE WEALTH ADVISERS, LLC

By:	/s/ Alex Lee
Name: Alex Lee
Title: President

Schedule A

Fund	Single Insured Bond Coverage
CPG Carlyle Commitments Fund, LLC CPG Carlyle Commitments Master Fund, LLC	$900,000
Macquarie Focused Access Fund, LLC (formerly, CPG Focused Access Fund, LLC)	$1,250,000
CPG Vintage Access Fund, LLC	$600,000
CPG Vintage Access Fund II, LLC	$600,000
CPG Vintage Access Fund III, LLC	$750,000
CPG Vintage Access Fund IV, LLC	$750,000
CPG Vintage Access Fund V, LLC	$750,000
CPG Vintage Access Fund VI, LLC	$525,000
CPG Vintage Access Fund VII, LLC	$525,000